SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549


                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             (Amendment No. 9)


                       INTELLIGENT ELECTRONICS, INC.
                             (Name of Issuer)


                               Common Stock
                      (Title of Class of Securities)


                                458157 10 4
                              (CUSIP Number)


Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 458157 10 4                                                13G

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RICHARD D. SANFORD

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  _____
                                                         (b)  __x__
3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     5.   SOLE VOTING POWER

               3,770,710

     6.   SHARED VOTING POWER

               205,007 **

     7.   SOLE DISPOSITIVE POWER

               3,770,710

     8.   SHARED DISPOSITIVE POWER

               205,007 **

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,975,717

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          11.4%

12.  TYPE OF REPORTING PERSON*

          IN

** Consists of shares held by two charities established by Mr. Sanford, of which Mr. Sanford is a director or trustee and in which he has no pecuniary
interest.   Mr. Sanford disclaims beneficial ownership of these shares.




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
CUSIP NO. 458157 10 4                                                13G

Item 1.

(a)  Name of Issuer:     INTELLIGENT ELECTRONICS, INC.

(b)  Address of Issuer's Principal Executive Offices:
     411 Eagleview Blvd., Exton, PA  19341

Item 2.

(a)  Name of Person Filing:   Richard D. Sanford

(b)  Address of Principal Business Office or, if none, Residence:
     411 Eagleview Blvd., Exton, PA  19341

(c)  Citizenship:   U.S.

(d)  Title of Class of Securities:  Common Stock

(e)  CUSIP Number:  458157 10 4

Item 3. If this statement is filed pursuant to 13d-1(b), or 13d-2(d), check whether the person filing is a:

(a)  Broker or Dealer registered under Section 15 of the Act
(b)  Bank as defined in section 3(a)(6) of the Act
(c)  Insurance Company as defined in section 3(a)(19) of the act
(d)  Investment Company registered under section 8 of the Investment
     Company Act
(e) Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f) Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
     1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)
(g) Parent Holding Company, in accordance with 240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)  Group, in accordance with 240.13d(b)(1)(ii)(H)

          N/A

Item 4.   Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

(a)  Amount Beneficially Owned:    3,975,717

(b)  Percent of Class     11.4%





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
CUSIP NO. 458157 10 4                                                13G

(c)  Number of shares as to which such person has:

       (i) sole power to vote or to direct the vote    3,770,710
      (ii) shared power to vote or to direct the vote    205,007
     (iii) sole power to dispose or to direct the disposition of   3,770,710
      (iv) shared power to dispose or to direct the disposition of   205,007

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following ____.

               N/A

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

If any person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and , if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     Two charities established by Mr. Sanford, of which Mr. Sanford is a director or trustee and in which he has no pecuniary interest, have the right to receive any dividends on, and the proceeds from the sale of, the 92,305 and 112,702 shares respectively owned by them.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(d)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

               N/A

Item 8.   Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

               N/A




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
CUSIP NO. 458157 10 4                                               13G

Item 9.   Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

               N/A

Item 10.  Certification

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Date:  February 9, 1996



                              /s/ Richard D. Sanford
                              ------------------------------------
                              Name:  Richard D. Sanford









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